UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

(Full Name of Registrant)

Not applicable

(Former Name if Applicable)

1015 Third Ave, Seattle, Washington

(Address of Principal Executive Office (Street and Number))

Seattle, Washington 98104

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously announced by Expeditors International of Washington, Inc. (the “Company”) in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022, the “Company” determined that it was the subject of a targeted cyber-attack on February 20, 2022. Upon discovering the incident, the Company shut down most of its operating systems globally, including its accounting systems to manage the safety of its entire global systems environment. As a result, the Company is unable to file its Annual Report on Form 10-K for the period ended December 31, 2021, within the prescribed time-period due to the difficulty in obtaining the required information and completing the steps necessary to finalize the Form 10-K without unreasonable effort and expense. The Company does not expect any changes to its financial results reported in its press release, furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 22, 2022. The Company, as of the date of this filing, expects to file the Annual Report on Form 10-K within the fifteen-calendar day grace period, as provided by Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley S. Powell, Senior Vice President and Chief Financial Officer	206	674-3412
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 2, 2022	/S/ Bradley S. Powell
Bradley S. Powell, Senior Vice President and Chief Financial Officer